Exhibit 99.3

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Months Ended June 30, 2018

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	Q1 Fiscal Year 2019 Highlights	2
3.	Operating Performance	3
4.	Investment in New Pacific Metals Corp. (“NUAG”)	9
5.	First Quarter Fiscal 2019 Financial Results	10
6.	Liquidity and Capital Resources	12
7.	Financial Instruments and Related Risks	14
8.	Off-Balance Sheet Arrangements	16
9.	Transactions with Related Parties	16
10.	Alternative Performance (Non-IFRS) Measures	16
11.	Critical Accounting Policies and Estimates	21
12.	New Accounting Standards	23
13.	Other MD&A Requirements	24
14.	Outstanding Share Data	24
15.	Risks and Uncertainties	24
16.	Disclosure Controls and Procedures	27
17.	Changes in Internal Control over Financial Reporting	28
18.	Directors and Officers	28
Forward Looking Statements		28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated financial statements for the three months ended June 30, 2018 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2018, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated financial statements for the three months ended June 30, 2018, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2018. This MD&A refers to various non-IFRS measures, such as total and cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, cash flow from operations per share, and production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 10 of this MD&A.

This MD&A is prepared as of August 8, 2018 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, unless otherwise stated. Figures may not add up precisely due to rounding.

1. Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is a primary silver producer in China through the operation of several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and its GC silver-lead-zinc mine in Guangdong Province, China. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American Stock Exchange.

2. Q1 Fiscal Year 2019 Highlights

  Sales of $45.1 million, up 14% or $5.4 million compared to $39.7 million in the prior year quarter;

  Net income attributable to equity shareholders of $10.9 million, or $0.07 per share1 , an effective increase of $4.3 million or 65% over the prior year quarter, which was $6.6 million or $0.04 per share after excluding a one-time non-cash gain on disposal of NSR, which increased the actual net income attributable to shareholders to $10.9 million or $0.07 per share for that period;

  Gross profit margin of 55% compared with 50% in the prior year quarter;

  Cash flow from operations of $21.1 million, an increase of $4.2 million or 25% compared to $16.9 million in the prior year quarter;

  Silver, lead, and zinc metals sold amounted to approximately 1.5 million ounces silver, 14.9 million pounds lead, and 6.4 million pounds zinc, compared to 1.5 million ounces silver, 15.9 million pounds lead, and 5.0 million pounds zinc in the prior year quarter. The ending inventories of silver- lead concentrate were at 5,650 tonnes (containing approximately 0.5 million ounces of silver and 6.2 million pounds of lead), an increase of 39%, compared to 4,070 tonnes of silver-lead concentrate inventories as at March 31, 2018;

  Cash cost per ounce of silver2 , net of by-product credits, of negative $7.54, compared to negative $3.57 in the prior year quarter;

  All-in sustaining cost per ounce of silver2 , net of by-product credits, of $0.41, compared to $4.70 in the prior year quarter;

  Paid dividend of $2.1 million, or $0.0125 per share, to equity shareholders; and,

____________________
1 Earnings per share refers to basic earnings per share
2 Non IFRS measure, please refer to section 10 for reconciliation

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  Ended the quarter with $114.8 million in cash and cash equivalents and short-term investments, an increase of $8.7 million or 8% compared to $106.1 million as at March 31, 2018.

3. Operating Performance

The following table summarize consolidated and each mining district’s operational information for the three months ended June 30, 2018:

	Three months ended June 30, 2018
	Ying Mining
	District[1]	GC2	Consolidated
Production Data
Mine Data
Ore Mined (tonne)	156,730	79,967	236,697
Ore Milled (tonne)	155,929	81,811	237,740

+ Mining cost per tonne of ore mined ($)	89.57	44.62	74.39
Cash mining cost per tonne of ore mined ($)	63.49	36.78	54.47
Non cash mining cost per tonne of ore mined ($)	26.08	7.84	19.92

+ Unit shipping costs($)	4.31	-	2.85

+ Milling cost per tonne of ore milled ($)	12.60	17.14	14.16
Cash milling cost per tonne of ore milled ($)	10.30	14.46	11.73
Non cash milling cost per tonne of ore milled ($)	2.30	2.68	2.43

+ Average Production Cost
Silver ($ per ounce)	5.42	5.65	5.71
Gold ($ per ounce)	383	-	417
Lead ($ per pound)	0.44	0.65	0.48
Zinc ($ per pound)	0.46	0.66	0.49
Other ($ per pound)	0.48	-	0.02

+ Total production cost per ounce of Silver, net of by-product credits ($)	(3.26)	(13.28)	(4.29)
+ Total cash cost per ounce of Silver, net of by-product credits ($)	(6.25)	(18.81)	(7.54)

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	(0.28)	(11.36)	0.41
+ All-in cost per ounce of Silver, net of by-product credits ($)	0.81	(11.36)	1.55

Recovery Rates
Silver (%)	96.0	75.3	93.4
Lead (%)	96.3	87.1	95.1
Zinc (%)	54.5	84.8	72.3

Head Grades
Silver (gram/tonne)	323	87	242
Lead (%)	4.5	1.3	3.4
Zinc (%)	1.1	2.9	1.7

Concentrate in stock
Lead concentrate (tonne)	5,250	400	5,650
Zinc concentate (tonne)	200	180	380

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,313	150	1,463
Gold (in thousands of ounces)	0.7	-	0.7
Lead (in thousands of pounds)	13,313	1,583	14,896
Zinc (in thousands of pounds)	2,133	4,244	6,377
Other (in thousands of pounds)	108	3,794	3,902

Metal Sales
Silver (in thousands of $)	18,350	1,473	19,823
Gold (in thousands of $)	692	-	692
Lead (in thousands of $)	15,275	1,776	17,051
Zinc (in thousands of $)	2,516	4,896	7,412
Other (in thousands of $)	134	13	147
	36,967	8,158	45,125
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.98	9.82	13.55
Gold ($ per ounce)	989	-	989
Lead ($ per pound)	1.15	1.12	1.14
Zinc ($ per pound)	1.18	1.15	1.16

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 49.6% from lead concentrates and 25.7% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lowers the net silver selling price.
+ Non-IFRS measures, see section 10 for reconciliation

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the three months ended June 30, 2017:

	Three months ended June 30, 2017
	Ying Mining
	District[1]	GC2	Consolidated
Production Data
Mine Data
Ore Mined (tonne)	160,408	64,865	225,273
Ore Milled (tonne)	164,959	65,944	230,903

+ Mining cost per tonne of ore mined ($)	76.67	46.99	68.12
Cash mining cost per tonne of ore mined ($)	54.78	39.20	50.29
Non cash mining cost per tonne of ore mined ($)	21.89	7.79	17.83

+ Unit shipping costs($)	4.08	-	2.87

+ Milling costs per tonne of ore milled ($)	10.10	19.85	12.88
Cash milling costs per tonne of ore milled ($)	8.07	16.73	10.54
Non cash milling costs per tonne of ore milled ($)	2.03	3.12	2.34

+ Average Production Costs
Silver ($ per ounce)	5.74	7.03	6.24
Gold ($ per ounce)	445	-	499
Lead ($ per pound)	0.35	0.56	0.40
Zinc ($ per pound)	0.41	0.62	0.44
Other ($ per pound)	0.34	0.02	0.02

+ Total production costs per ounce of Silver, net of by-product credits ($)	(0.23)	(3.33)	(0.62)
+ Total cash costs per ounce of Silver, net of by-product credits ($)	(2.97)	(7.80)	(3.57)

+ All-in sustaining costs per ounce of Silver, net of by-product credits ($)	3.66	(2.48)	4.70
+ All-in costs per ounce of Silver, net of by-product credits ($)	3.96	0.51	5.33

Recovery Rates
Silver (%)	95.8	81.2	94.1
Lead (%)	96.3	88.8	95.4
Zinc (%)	45.8	80.9	66.2

Head Grades
Silver (gram/tonne)	304	98	245
Lead (%)	4.6	1.6	3.7
Zinc (%)	0.8	2.7	1.3

Concentrate in stock
Lead concentrate (tonne)	4,050	61	4,111
Zinc concentate (tonne)	980	237	1,217

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,324	189	1,513
Gold (in thousands of ounces)	0.9	-	0.9
Lead (in thousands of pounds)	13,765	2,147	15,912
Zinc (in thousands of pounds)	755	4,244	4,999
Other (in thousands of pounds)	254	7,902	8,156

Metal Sales
Silver (in thousands of $)	18,204	1,979	20,183
Gold (in thousands of $)	959	-	959
Lead (in thousands of $)	11,647	1,801	13,448
Zinc (in thousands of $)	739	3,942	4,681
Other (in thousands of $)	208	218	426
	31,757	7,940	39,697
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.75	10.47	13.34
Gold ($ per ounce)	1,066	-	1,066
Lead ($ per pound)	0.85	0.84	0.85
Zinc ($ per pound)	0.98	0.93	0.94

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG a nd HZG.
2 GC Silver recovery rate consists of 60.5% from lead concentrates and 20.8% from zinc concentrates.
2 GC Silver sold in zinc concentrates i s subjected to higher smelter and refining charges which lowers the net silver selling price.
+ Non-IFRS measures, see section 10 for reconciliation

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a) Mine and Milling Production

For the three months ended June 30, 2018 (“Q1 Fiscal 2019”), on a consolidated basis, the Company mined 236,697 tonnes of ore, an increase of 5% compared to 225,273 tonnes in the three months ended June 30, 2017 (“Q1 Fiscal 2018”). The increase in ore mined was mainly due to an increase of 23% or 15,102 tonnes at the GC Mine, offset by a decrease of 2% or 3,678 tonnes at the Ying Mining District. Ore milled were 237,740 tonnes, up by 3% compared to 230,903 tonnes of ore milled in Q1 Fiscal 2018.

(b) Metal Sales

In Q1 Fiscal 2019, the Company sold 1.5 million ounces of silver, 700 ounces of gold, 14.9 million pounds of lead, and 6.4 million pounds of zinc, compared to 1.5 million ounces of silver, 900 ounces of gold, 15.9 million pounds of lead, and 5.0 million pounds of zinc, respectively, in Q1 Fiscal 2018. As at June 30, 2018, inventories of silver-lead concentrate were 5,650 tonnes (containing approximately 0.5 million ounces of silver and 6.2 million pounds of lead), an increase of 39% and 37%, respectively, compared to 4,070 tonnes and 4,111 tonnes of silver-lead concentrate inventories as at March 31, 2018 and June 30, 2017, respectively.

(c) Mining and Milling Costs1

In Q1 Fiscal 2019, the consolidated total mining costs and cash mining costs were $74.39 and $54.47 per tonne, up 9% and 8% compared to $68.12 and $50.29 per tonne, respectively, in Q1 Fiscal 2018, but below the annual guidance announced by the Company in February 2018. The increase in cash mining costs was mainly due to i) a $0.3 million increase in mining contractor costs as ore mined by the resuing mining method increased by 8%, ii) a $0.4 million increase in mining preparation costs resulting from more underground drilling and preparation tunnelling expensed in the current quarter, iii) a $0.4 million increase in raw material supply costs, and iv) a $0.3 million increase in mining labour costs.

The consolidated total milling costs and cash milling costs in Q1 Fiscal 2019 were $14.16 and $11.73 per tonne, compared to $12.88 and $10.54 per tonne, respectively, in Q1 Fiscal 2018. The increase in cash milling costs was mainly due to a $0.2 million increase in raw material supply costs.

Correspondingly, the consolidated cash production costs per tonne of ore processed in Q1 Fiscal 2019 increased by 8% to $69.05 from $63.70 in the prior year quarter, but below the annual guidance provided by the Company in February 2018.

(d) Total and Cash Cost per Ounce of Silver, Net of By-Product Credits

In Q1 Fiscal 2019, the consolidated total production costs and cash costs per ounce of silver, net of byproduct credits, were negative $4.29 and negative $7.54 compared to negative $0.62 and negative $3.57 respectively, in the prior year quarter. The overall improvement in cash cost per ounce of silver, net of by-product credits, is mainly due to a 30% increase in by-product credits, mainly arising from a 34% and 23% increase in lead and zinc net realized selling prices. Sales from lead and zinc accounted for 54% of the total sales and amounted to $24.5 million, an increase of $6.4 million, compared to $18.1 million in the prior year quarter.

(e) All-in Sustaining Cost per Ounce of Silver, Net of By-Product Credits

In Q1 Fiscal 2019, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits, is $0.41 compared to $4.70 in Q1 Fiscal 2018. The improvement was mainly due to the increase of byproduct credits as discussed above.

____________________
1 Non IFRS measure, please refer to section 10 for reconciliation

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f) Operation Review

(i) Ying Mining District

The Ying Mining District consists of several mines, including SGX, HPG, TLP, LM, PCG, and HZG mines, and is the Company’s primary source of production.

The operational results at the Ying Mining District for the past five quarters are summarized in the table below:

Operational results - Ying Mining District
	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
Ore Mined (tonne)	156,730	113,820	166,619	173,294	160,408
Ore Milled (tonne)	155,929	112,285	167,543	173,946	164,959
Head Grades
Silver (gram/tonne)	323	309	315	294	304
Lead (%)	4.5	4.3	4.5	4.3	4.6
Zinc (%)	1.1	1.0	1.0	0.8	0.8
Recoveries
Silver (%)	96.0	95.9	95.8	95.6	95.8
Lead (%)	96.3	96.5	96.4	96.2	96.3
Zinc (%)	54.5	54.5	57.3	50.7	45.8
Metal Sales
Silver (in thousands of ounce)	1,313	1,319	1,322	1,472	1,324
Gold (in thousands of ounce)	0.7	0.7	0.7	0.8	0.9
Lead (in thousands of pound)	13,313	12,649	13,487	15,279	13,765
Zinc (in thousands of pound)	2,133	1,106	2,006	2,269	755
Cash mining costs ($ per tonne)	63.49	65.88	66.71	59.67	54.78
Total mining costs ($ per tonne)	89.57	92.81	90.12	81.20	76.67
Cash milling costs ($ per tonne)	10.30	12.59	9.84	8.50	8.07
Total milling costs ($ per tonne)	12.60	15.80	11.87	10.45	10.10
Cash production costs ($ per tonne)	78.10	82.84	80.60	71.85	66.93

Cash costs per ounce of silver ($)	(6.25)	(3.41)	(4.53)	(4.27)	(2.97)
All-in sustaining costs per ounce of silver ($)	(0.28)	1.39	2.13	1.08	3.66

In Q1 Fiscal 2019, the total ore mined at the Ying Mining District was 156,730 tonnes, a decrease of 2%, compared to 160,408 tonnes mined in the prior year quarter. The decrease was mainly due to a tailings lake incident reported on April 16, 2018 resulting in the operating activities at the Ying Mining District being interrupted for more than fifteen days.

Head grades were 323 grams per ton (“g/t”) for silver, 4.5% for lead, and 1.1% for zinc, compared to 304 g/t for silver, 4.6% for lead and 0.8% for zinc in the prior year quarter. The Company continues to achieve improvements in dilution control using its “Enterprise Blog” to assist and manage daily operations and the higher grade justified more use of the resuing mining method.

In Q1 Fiscal 2019, the Ying Mining District sold approximately 1.3 million ounces silver, 13.3 million pounds lead, and 2.1 million pounds zinc, compared to 1.3 million ounces silver, 13.8 million pounds lead, and 0.8 million pounds of zinc in the prior year quarter.

As at June 30, 2018, silver-lead concentrate inventories at the Ying Mining District were 5,250 tonnes containing approximately 0.5 million ounces of silver and 6.0 million pounds of lead, an increase of 30% compared to 4,050 tonnes silver-lead concentrate inventories as at March 31, 2018 and June 30, 2017.

Total and cash mining costs per tonne at the Ying Mining District in Q1 Fiscal 2019 were $89.57 and $63.49 per tonne, respectively, compared to $76.67 and $54.78 per tonne in the prior year quarter. The increase in cash mining costs was mainly due to i) a $0.3 million increase in mining contractor costs as ore mined by the resuing mining method increased by 8%, ii) a $0.1 million increase in mining

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

preparation costs mainly resulting from 4% more preparation tunnelling expensed, iii) a $0.4 million increase in raw material supply costs, and iv) a $0.2 million increase in mining labor costs.

Total and cash milling costs per tonne at the Ying Mining District in Q1 Fiscal 2019 were $12.60 and $10.30, compared to $10.10 and $8.07 in Q1 Fiscal 2018. The increase in cash milling costs was mainly due to i) a $0.1 million increase in labour costs, ii) a $0.1 million increase in raw material costs, and iii) higher per tonne fixed costs allocation resulting from lower ore milled and the leakage incident.

Correspondingly, cash production cost per tonne of ore processed in Q1 Fiscal 2019 at the Ying Mining District was $78.10, compared to $66.93 in the prior year quarter.

Cash cost per ounce of silver, net of by-product credits, in Q1 Fiscal 2019 at the Ying Mining District, was negative $6.25 compared to negative $2.97 in the prior year quarter. The improvement was mainly due to a $5.1 million or 37% increase in by-product credits offset by the increase in the per tonne cash production costs as discussed above.

All in sustaining costs per ounce of silver, net of by-product credits, in Q1 Fiscal 2019 at the Ying Mining District was negative $0.28 compared to $3.66 in the prior year quarter. The improvement was mainly due to lower cash cost per ounce of silver as discussed above.

In Q1 Fiscal 2019, approximately 26,849 metres or $0.6 million worth of underground diamond drilling (Q1 Fiscal 2018 – 31,064 metres or $0.7 million) and 5,541 metres or $1.6 million worth of preparation tunnelling (Q1 Fiscal 2018 – 5,337 metres or $1.4 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 16,928 metres or $6.0 million worth of horizontal tunnel, raises, ramps and declines (Q1 Fiscal 2018 – 18,890 metres or $5.2 million) were completed and capitalized.

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii) GC Mine

The operational results at the GC Mine for the past five quarters are summarized in the table below:

Operational results - GC Mine	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
Ore Mined (tonne)	79,967	29,442	85,665	65,812	64,865
Ore Milled (tonne)	81,811	26,252	88,494	63,648	65,944
Head Grades
Silver (gram/tonne)	87	96	97	102	98
Lead (%)	1.3	1.3	1.4	1.4	1.6
Zinc (%)	2.9	2.9	2.8	2.8	2.7
Recovery Rates
Silver (%)	75.3	76.3	73.6	74.4	81.2
Lead (%)	87.1	87.5	83.9	82.8	88.8
Zinc (%)	84.8	85.7	81.3	81.6	80.9
Metal Sales
Silver (in thousands of ounce)	150	63	196	155	189
Lead (in thousands of pound)	1,583	688	2,263	1,656	2,147
Zinc (in thousands of pound)	4,244	1,479	4,399	3,311	4,244
Cash mining cost ($ per tonne)	36.78	45.92	35.48	34.60	39.20
Total mining cost ($ per tonne)	44.62	57.47	43.10	42.62	46.99
Cash milling cost ($ per tonne)	14.46	25.07	14.09	14.63	16.73
Total milling cost ($ per tonne)	17.14	33.41	16.45	17.90	19.85
Cash production cost ($ per tonne)	51.24	70.99	49.57	49.23	55.93

Cash cost per ounce of silver ($)	(18.81)	(13.95)	(15.34)	(13.56)	(7.80)
All-in sustaining cost per ounce of silver ($)	(11.36)	(4.57)	(4.52)	(3.77)	(2.48)

In Q1 Fiscal 2019, the total ore mined at the GC Mine was 79,967 tonnes, an increase of 23% compared to 64,865 tonnes mined in the prior year quarter, while ore milled increased by 24% to 81,811 tonnes from 65,944 tonnes in the prior year quarter. Head grades were 87 g/t for silver, 1.3% for lead, and 2.9% for zinc compared to 98 g/t for silver, 1.6% for lead, and 2.7% for zinc in the prior year quarter.

In Q1 Fiscal 2019, GC Mine sold approximately 150 thousand ounces of silver, 1.6 million pounds of lead, and 4.2 million pounds of zinc, compared to 189 thousand ounces of silver, 2.1 million pounds of lead, and 4.2 million pounds of zinc sold in the prior year quarter.

Total and cash mining costs per tonne at the GC Mine in Q1 Fiscal 2019 were $44.62 and $36.78 per tonne, a decrease of 5% and 6% respectively, compared to $46.99 and $39.20 per tonne in Q1 Fiscal 2018. Total and cash milling costs per tonne at the GC Mine in Q1 Fiscal 2019 were $17.14 and $14.46, compared to $19.85 and $16.73, respectively, in Q1 Fiscal 2018.The decrease in cash mining costs and cash milling costs was mainly due to lower per tonne fixed costs allocation resulting from the increase in ore mined and milled.

The cash production cost per tonne of ore processed in Q1 Fiscal 2019 at the GC Mine was $51.24, a decrease of 8% compared to $55.93 in the prior year quarter.

Cash costs per ounce of silver, net of by-product credits, at the GC Mine, was negative $18.81 compared to negative $7.80 in the prior year quarter. The improvement was mainly due to the 8% improvement in cash production costs per tonne as discussed above and an increase of $0.7 million byproduct credits at the GC Mine.

All in sustaining costs per ounce of silver, net of by-product credits, in Q1 Fiscal 2019 at the GC Mine was negative $11.36 compared to negative $2.48 in the prior year quarter, and the improvement was mainly due to the improvement in the cash costs, per ounce of silver, net of by-product credits as discussed above.

In Q1 Fiscal 2019, approximately 7,999 metres or $0.4 million worth of underground diamond drilling (Q1 Fiscal 2018 – 4,972 metres or $0.3 million) and 5,241 metres or $1.6 million worth of tunnelling (Q1 Fiscal 2018 – 5,292 metres or $1.3 million) were completed and expensed as mining preparation costs

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

at the GC Mine. In addition, approximately 538 metres or $0.5 million worth of horizontal tunnel, raises, ramps and declines (Q1 Fiscal 2018 –158 metres or $0.1 million) were completed and capitalized.

(iii) BYP Mine

The BYP mine was placed on care and maintenance in August 2014 in consideration of the required capital upgrades to sustain its ongoing production and the market environment. The Company continues to review alternatives for this project and is also carrying out activities to renew its mining license.

(iv) XHP Project

Activities at the XHP project, a development stage project, were suspended in Fiscal 2014. In light of the recent increase of lead and zinc metal prices, the Company has resumed activities at XHP project for the purpose to obtain a safety production permit and to review and evaluate alternatives for this project.

4. Investment in New Pacific Metals Corp. (“NUAG”)

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and officers.

As at June 30, 2018, the Company owned 39,280,900 common shares (March 31, 2018 – 39,280,900) of NUAG, representing an ownership interest of 29.8% (March 31, 2018 – 29.8%).

The Company accounts for its investment in NUAG common shares using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG. The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2017	10,806,300	8,517	8,517
Participate in Private placement	28,000,000	23,352
Purchase from open market	474,600	509
Share of net loss		(700)
Share of other comprehensive income		461
Impairment recovery		4,714
Dilution gain		822
Foreign exchange impact		326
Balance March 31, 2018	39,280,900	$38,001	$50,266
Share of net loss		(279)
Share of other comprehensive income		259
Foreign exchange impact		(790)
Balance June 30, 2018	39,280,900	$37,191	$49,220

NUAG acquired a 100% interest in the Silver Sand Property, an early-stage exploration project in the Potosi Department of Bolivia, in July 2017 and commenced a 30,000 metres exploration drilling program in October 2017. Exploration results of this drilling program have not yet been released by NUAG as of the date of this MD&A.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5. First Quarter Fiscal 2019 Financial Results

(a) Summary of Quarterly Results

The tables below set out selected quarterly results for the past eight quarters:

	June 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017
Sales	$45,125	$38,449	$44,352	$47,541
Gross Profit	24,851	19,107	23,166	25,606
Expenses and foreigh exchange	(4,486)	(4,403)	(5,581)	(6,274)
Impairment reversal		4,714	-	-
Dilution gain on investment in associate		-	822	-
Gain on disposal of NSR		-	-	-
Other Items	311	628	1,962	533
Net (loss) income	14,177	14,713	16,067	14,602
Net (loss) income, attributable to the
shareholders of the Company	10,921	12,194	12,718	11,145
Basic (loss) earnings per share	0.07	0.07	0.08	0.07
Diluted (loss) earnings per share	0.06	0.07	0.07	0.07
Cash dividend declared	2,095	-	1,683	-
Cash dividended declared per share	0.01	-	0.01	-
	June 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016
Sales	$39,697	$34,064	$47,838	$46,298
Gross Profit	20,005	20,304	26,379	25,759
Expenses and foreigh exchange	(7,026)	(5,083)	(4,557)	(4,643)
Impairment reversal (charges)	-	5,278		-
Gain on disposal of NSR	4,320
Other Items	236	981	169	827
Net Income (Loss)	13,514	16,334	16,638	16,006
Net income (Loss), attributable to the
shareholders of the Company	10,937	13,507	13,115	12,378
Basic earnings (loss) per share	0.07	0.08	0.08	0.07
Diluted earnings (loss) per share	0.06	0.08	0.08	0.07
Cash dividend declared	1,679	-	1,585	-
Cash dividended declared per share (CAD)	0.01	-	0.01	-

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices.

(b) Financial Results – Q1 Fiscal 2019

Net income attributable to equity shareholders of the Company in Q1 Fiscal 2019 was $10.9 million, or basic earnings per share of $0.07, compared to $10.9 million, or $0.07 per share ($6.6 million or $0.04 per share if excluding one-time non-cash gain on disposal of NSR) in Q1 Fiscal 2018.

Sales in Q1 Fiscal 2019 were $45.1 million, up 14% compared to $39.7 million in the prior year quarter. Silver and gold sales represented $19.8 million and $0.7 million, respectively, while base metals represented $24.6 million of total sales compared to silver, gold and base metals sales of $20.2 million, $1.0 million, and $18.6 million, respectively, in the prior year quarter.

The Company’s financial results in Q1 Fiscal 2019 were mainly impacted by the following: i) an increase of 2%, 34%, and 23% in the net realized selling price for silver, lead, and zinc, respectively; ii) slightly less silver and lead sold; and iii) an 8% increase in consolidated cash production costs per tonne of ore processed.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Fluctuation in sales revenue is mainly dependent on metal sales and the realized metal price. The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) price, less smelter charges, recovery, and value added tax (“VAT”). Effective May 1, 2018, the rate of VAT on purchase and sales of goods applicable to the Company was lower to 16% from 17% (VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Q1 Fiscal 2019, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q1 2019	Q1 2018	Q1 2019	Q1 2018	Q1 2019	Q1 2018	Q1 2019	Q1 2018
Net realized selling prices	$13.55	$13.34	$989	$1,066	$1.14	$0.85	$1.16	$0.94
Add back: Value added taxes	2.17	2.27	-	-	0.18	0.14	0.19	0.16
Add back: Smelter charges and recovery	0.72	2.48	324	202	0.06	0.10	0.36	0.37
SME	$16.44	$18.10	$1,312	$1,268	$1.38	$1.09	$1.71	$1.47
LME	$16.52	$17.21	$1,306	$1,257	$1.08	$0.98	$1.41	$1.18

Cost of sales in Q1 Fiscal 2019 was $20.3 million compared to $19.7 million in Q1 Fiscal 2018. The cost of sales included $14.3 million cash production costs (Q1 Fiscal 2018 - $14.1 million), $1.2 million mineral resources tax (Q1 Fiscal 2018 - $1.1 million), and $4.7 million depreciation and amortization charges (Q1 Fiscal 2018 - $4.5 million).

Gross profit margin in Q1 Fiscal 2019 improved to 55%, compared to 50% in Q1 Fiscal 2018. Ying Mining District’s gross profit margin was 59% compared to a 56% gross profit margin in the prior year quarter, while GC Mine’s gross profit margin was 39% compared to a 30% gross profit margin in the prior year quarter.

General and administrative expenses in Q1 Fiscal 2019 were $4.5 million, a slight decrease compared to $4.6 million in Q1 Fiscal 2018. Items included in general and administrative expenses in Q1 Fiscal 2019 are as follows:

(i)	Amortization expenses of $0.3 million (Q1 Fiscal 2018 - $0.3 million);

(ii)	Office and administrative expenses of $1.5 million (Q1 Fiscal 2018 - $1.2 million);

(iii)	Salaries and benefits of $2.1 million (Q1 Fiscal 2018 - $2.2 million);

(iv)	Stock based compensation expense of $0.5 million (Q1 Fiscal 2018 - $0.4 million); and

(v)	Professional fees of $0.1 million (Q1 Fiscal 2018 - $0.5 million).

Government fees and other taxes in Q1 Fiscal 2019 were $0.8 million (Q1 Fiscal 2018 - $0.8 million). Government fee includes environmental protection fee and mineral resources compensation fee. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese.

Foreign exchange gain in Q1 Fiscal 2019 was $0.8 million compared to a loss of $1.6 million in Q1 Fiscal 2018. The foreign exchange gain or loss is mainly driven by the fluctuation of the RMB and US dollar against the functional currency of the entities.

Loss on disposal of plant and equipment in Q1 Fiscal 2019 was $0.01 million compared to $0.2 million in the prior year quarter. The loss was related to the disposal of obsolete equipment.

Gain on disposal of mineral rights and properties in Q1 Fiscal 2019 was $nil compared to $4.3 million in the prior year quarter. On April 5, 2017, the Company entered into a royalty purchase and sale agreement (the “Agreement”) with Maverix Metals Inc. (“Maverix”), a publicly traded (TSX-V: MMX) Canadian precious metals royalty and streaming company, to sell its 2.5% net smelter return (“NSR”) on the Silvertip Mine for consideration of up to 6,600,000 of Maverix’s common shares payable as follows:

  3,800,000 common shares of Maverix on closing of the transaction; and

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  2,800,000 common shares of Maverix when the Silvertip Mine achieves (i) commercial production, and (ii) a cumulative throughput of 400,000 tonnes of ore through the processing plant.

On April 19, 2017, the transaction was closed and the Company received a total of 3,800,000 Maverix common shares valued at $4,319 (CAD$5.8 million) and recognized a gain of $4,319 on the disposal of the NSR.

Share of loss in an associate in Q1 Fiscal 2019 was $0.3 million (Q1 Fiscal 2018 – $0.2 million), representing the Company’s equity pickup in NUAG.

Finance income in Q1 Fiscal 2019 was $0.8 million compared to $0.6 million in Q1 Fiscal 2018. The Company invests in high yield short-term investments as well as long term corporate bonds.

Finance costs in Q1 Fiscal 2019 was $0.1 million compared to $0.1 million in Q1 Fiscal 2018. The finance costs in the current period related to the unwinding of discount of environmental rehabilitation provision.

Income tax expenses in Q1 Fiscal 2019 were $6.5 million compared to $4.0 million in Q1 Fiscal 2018. The income tax expenses recorded in Q1 Fiscal 2019 included current income tax expenses of $5.9 million (Q1 Fiscal 2018 – $3.2million) and deferred income tax expenses of $0.5 million (Q1 Fiscal 2018 – $0.8 million).

6. Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at June 30, 2018 were $114.8 million, an increase of $8.7 million or 8%, compared to $106.1 million cash and cash equivalents and short-term investment as at March 31, 2018.

Working capital as at June 30, 2018 was $94.1 million, an increase of $3.6 million or 4%, compared to $90.5 million working capital as at March 31, 2018.

Cash flows provided by operating activities in Q1 Fiscal 2019 were $21.1 million, an increase of $4.2 million or 25%, compared to $16.9 million in the prior year quarter. Before changes in non-cash operating working capital1, cash flows provided by operating activities in Q1 Fiscal 2019 were $23.5 million, an increase of $8.8 million or 60%, compared to $14.7 million in the prior year quarter.

Cash flows provided by investing activities in Q1 Fiscal 2019 were $6.3 million (Q1 Fiscal 2018 - $10.8 million used in investing activities), comprising mainly of payment of $5.7 million for capital mineral exploration and development expenditures (Q1 Fiscal 2018 - $5.9 million), and $1.2 million for acquisition of plant and equipment (Q1 Fiscal 2018 - $1.2 million), and proceeds of $13.3 million from net redemption of short-term investments (Q1 Fiscal 2018 - $3.7 million used in net purchase of short-term investments).

Cash flows used in financing activities in Q1 Fiscal 2019 were $0.4 million, comprising mainly of $4.5 million proceeds from a bank loan and $0.5 million cash from the issuance of common shares of the Company arising from options exercised, offset by $3.3 million distributions to non-controlling interest and $2.1 million cash dividends to the equity shareholders of the Company. In Q1 Fiscal 2018, cash flow used in financing activities were $6.6 million, mainly comprising of $4.9 million distribution to non-controlling interest and $1.7 million cash dividends to the equity shareholders of the Company.

____________________
1 Non-IFRS measure

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$2,962	$706	$2,256	$-
Commitments	$6,418	$-	$-	$6,418

As of June 30, 2018, the Company has two office rental agreements totaling $2,962 for the next five years and commitments of $6,418 related to the GC property. During the three months ended June 30, 2018, the Company incurred rental expenses of $196 (three months ended June 30, 2017 - $158), which were included in office and administrative expenses on the condensed consolidated interim statement of income.

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arising in the ordinary course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Major legal proceedings against the Company are summarized as follows:

  During the year ended March 31, 2016, an action was initiated by Luoyang Mining Group Co., Ltd. (“Luoyang Mining”) at the Luoyang Luolong District People’s Court (the “District Court’) against Henan Found seeking payment of $1.6 million (RMB10.0 million) plus interest related to the acquisition agreements Henan Found entered into in August 2012 to acquire the XHP Project. The $1.6 million has been included into the accounts payable and accrued liabilities on the consolidated statements of financial position of the Company. Henan Found did not make the final payment as certain commercial conditions were not fulfilled by Luoyang Mining. In April 2016, Henan Found filed a counter claim in Luoyang Intermediate People’s Court (the “Intermediate Court”) against Luoyang Mining to have the original acquisition agreements nullified and is seeking repayment of the amount paid to date of $9.7 million (RMB62.8 million) plus compensation of direct loss of $2.5 million (RMB16.5 million) arising from the XHP Project. A trial was heard in March 2017 by the Intermediate Court. In July 2018, the Intermediate Court decided to combine Luoyang Mining’s claim and Henan Found’s counter claim as one case but the date for a trial has not yet been set. The carrying value of XHP Project was impaired to $nil in fiscal year 2015.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

7. Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy at June 30, 2018 and March 31, 2018 that are not otherwise disclosed. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2018
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$72,869	$-	$-	$72,869
Investments in publicly traded companies	6,108	-	-	6,108

	Fair value as at March 31, 2018
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$49,199	$-	$-	$49,199
Investments in publicly traded companies	6,132	-	-	6,132

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as of June 30, 2018 and March 31, 2018, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of level 3 during the three months ended June 30, 2018 and 2017.

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.

The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		June 30, 2018			March 31, 2018
	Within a year	2-3 years	4-5 years	Total	Total
Bank loan	$4,541	$-	$-	$4,541	$-
Accounts payable and accrued liabilities	30,044	-	-	30,044	25,198

(b) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follow:

	June 30, 2018	March 31, 2018
Financial assets denominated in U.S. Dollars	$36,263	$27,256

As at June 30, 2018, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $3.6 million.

(c) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, and bank loan payable. As at June 30, 2018, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

The outstanding bank loan is subject to Chinese prevailing loan prime interest rate plus four basic points. If the prime interest rate was increased (decreased) by 1%, interest expenses would be increased (decreased) by approximately $0.5 million per annum. However, the Company does not believe there is significant interest rate risk as the Chinese central bank has maintained stable interest rates to ensure economic stability, with less than 1% fluctuation in base interest rate in the last five years.

(d) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short-term

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. The Company has no trade receivables from customers as at June 30, 2018. There were no amounts in other receivables which were past due at June 30, 2018 (at March 31, 2018 - $nil) for which no provision is recognized.

(e) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at June 30, 2018, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $610.

8. Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

9. Transactions with Related Parties

Related party transactions are made on terms agreed upon by the related parties. The balance with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

(a) Transactions with NUAG

Due from a related party	June 30, 2018	March 31, 2018
NUAG (a)	$19	$11

According to a services and administrative costs reallocation agreement between the Company and NUAG, the Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG. During the three months ended June 30, 2018, the Company recovered $82 (three months ended June 30, 2017 - $110) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income.

(b) Transactions with key management personnel

The Company has identified its directors and senior officers as its key management personnel as they have authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. The compensation costs for key management personnel, including the grant date fair value for options granted to key management personnel and fees paid or payable to company controlled by key management personnel, were as follows:

	Three Month ended June 30,
	2018	2017
Salaries and bonuses	$419	$404

10. Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provides the reconciliation of these measures to the financial statements for the three months ended June 30, 2018 and 2017: (a) Cash and Total Costs per Ounce Cash and total costs per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure, operating profitability and ability to generate cash flows. Cash and total costs on a by-product basis are calculated by deducting revenue from the sales of by-product metals from the Company’s cash and total cost of sales.

The following table provides a reconciliation of cash and total cost per ounce of silver, net of by-product credits.

Three month ended June 30, 2018
		Ying Mining
		District	GC	Total
Cost of sales		$15,336	$4,938	$20,274
Less: mineral resources tax		(1,004)	(245)	(1,249)
Total production costs expensed into cost of sales	A	14,332	4,693	19,025
Less: Amortization and depletion		(3,918)	(830)	(4,748)
Total cash production cost expensed into cost of sales	B	10,414	3,863	14,277
By-product sales
Gold		(692)	-	(692)
Lead		(15,275)	(1,776)	(17,051)
Zinc		(2,516)	(4,896)	(7,412)
Other		(134)	(13)	(147)
Total by-product sales	C	(18,617)	(6,685)	(25,302)
Silver ounces sold ('000s)	D	1,313	150	1,463
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$(3.26)	$(13.28)	$(4.29)
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(6.25)	$(18.81)	$(7.54)

Total production cost per ounce of silver, before by-product credits	A/D	$10.92	$31.29	$13.00
Total cash cost per ounce of silver, before by-product credits	B/D	$7.93	$25.75	$9.76

By-product credits per ounce of silver
Gold		$(0.53)	$-	$(0.47)
Lead		(11.63)	(11.84)	(11.65)
Zinc		(1.92)	(32.64)	(5.07)
Other		(0.10)	(0.09)	(0.10)
Total by-product credits per ounce of silver		$(14.18)	$(44.57)	$(17.29)

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended June 30, 2017
		Ying Mining
		District	GC	Total
Cost of sales		$14,123	$5,569	$19,692
Less: mineral resources tax		(873)	(238)	(1,111)
Total production costs expensed into cost of sales	A	13,250	5,331	18,581
Amortization and depletion		(3,628)	(844)	(4,472)
Total cash cost	B	9,622	4,487	14,109
By-product sales
Gold		(959)	-	(959)
Lead		(11,647)	(1,801)	(13,448)
Zinc		(739)	(3,942)	(4,681)
Other		(208)	(218)	(426)
Total by-product sales	C	(13,553)	(5,961)	(19,514)
Silver ounces sold ('000s)	D	1,324	189	1,513
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$(0.23)	$(3.33)	$(0.62)
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(2.97)	$(7.80)	$(3.57)

Total production cost per ounce of silver, before by-product credits	A/D	$10.01	$28.21	$12.28
Total cash cost per ounce of silver, before by-product credits	B/D	$7.27	$23.74	$9.33

By-product credits per ounce of silver
Gold		$(0.72)	$-	$(0.63)
Lead		(8.80)	(9.53)	(8.89)
Zinc		(0.56)	(20.86)	(3.09)
Other		(0.16)	(1.15)	(0.28)
Total by-product credits per ounce of silver		$(10.24)	$(31.54)	$(12.89)

(b) All-in & All-in Sustaining Costs per Ounce of Silver

All-in sustaining costs (“AISC”) per ounce and all-in costs (“AIC”) per ounce of silver are non-IFRS measures calculated based on guidance developed by the World Gold Council in an effort to provide a comparable standard within the precious metal industry. The measures do not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance to IFRS. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC is based on the Company’s cash production costs, net of by-product sales, and further include corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of producing silver from current operations.

AIC further extends the AISC metric by including non-sustaining expenditures, mainly investment capital expenditures, which are deemed expansionary in nature that result in an increase in asset life, expanded mineral resources and reserves, or higher capacity and productivity.

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following tables provide a detailed reconciliation of these measures for the periods presented:

		Ying Mining			Developing
Three months ended June 30, 2018		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$15,336	$-	$4,938	$-	$-	$20,274
Depreciation, amortization and depletion		(3,918)	-	(830)	-	-	(4,748)
By-products credits		(18,617)	-	(6,685)	-	-	(25,302)
Total cash cost, net of by-product credits		(7,199)	-	(2,577)	-	-	(9,776)
General & administrative		1,276	196	522	137	2,341	4,472
Amortization included in general & administrative		(102)	(81)	(81)	-	(40)	(304)
Government fees and other taxes		615	10	157	-	20	802
Reclamation accretion		104	9	8	3	-	124
Sustaining capital		4,932	-	267	-	78	5,277
All-in sustaining cost, net of by-product credits	A	$(374)	$134	$(1,704)	$140	$2,399	$595
Non-sustaining expenditures		1,431	58	-	182	-	1,671
All-in cost, net of by-product credits	B	$1,057	$192	$(1,704)	$322	$2,399	$2,266
Ounces of silver sold	C	1,313	-	150	-	-	1,463
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$(0.28)	$-	$(11.36)	$-	$-	$0.41
All-in cost per ounce of silver, net of by-product credits	B/C	$0.81	$-	$(11.36)	$-	$-	$1.55

		Ying Mining			Developing
Three months ended June 30, 2017		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$14,123	$-	$5,569	$-	$-	$19,692
Depreciation, amortization and depletion		(3,628)	-	(844)	-	-	(4,472)
By-products credits		(13,553)	-	(5,961)	-	-	(19,514)
Total cash cost, net of by-product credits		(3,058)	-	(1,236)	-	-	(4,294)
General & administrative		1,332	163	529	68	2,478	4,570
Amortization included in general & administrative		(97)	(83)	(52)	-	(48)	(280)
Government fees and other taxes		695	-	132	-	14	841
Reclamation accretion		89	8	7	1	-	105
Sustaining capital		5,890	37	151	-	92	6,170
All-in sustaining cost, net of by-product credits	A	$4,851	$125	$(469)	$69	$2,536	$7,112
Non-sustaining expenditures		386	-	566	-	-	952
All-in cost, net of by-product credits	B	$5,237	$125	$97	$69	$2,536	$8,064
Ounces of silver sold	C	1,324	-	189	-	-	1,513
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$3.66	$-	$(2.48)	$-	$-	$4.70
All-in cost per ounce of silver, net of by-product credits	B/C	$3.96	$-	$0.51	$-	$-	$5.33

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Average Production Costs

The Company assesses average production costs as the total production costs on a co-product basis. This is calculated by allocating the Company’s total cost of sales to each co-product based on the ratio of actual sales volumes multiplied by realized sales prices. The following table provides a reconciliation of average production costs for the periods presented:

Three months ended June 30, 2018
		Ying Mining
		District	GC	Total
Cost of slaes		$15,336	$4,938	$20,274
Less: mineral resources tax		(1,004)	(245)	(1,249)
Production costs expensed in cost of sales	A	14,332	4,693	19,025
Metals revenue ( in thousands of US$)
Silver	B	18,350	1,473	19,823
Gold	C	692	-	692
Lead	D	15,275	1,776	17,051
Zinc	E	2,516	4,896	7,412
Other	F	134	13	147
	G	36,967	8,158	45,125
Metals sold
Silver (in thousands of ounces)	H	1,313	150	1,463
Gold (in thousands of ounces)	I	0.7	-	0.7
Lead (in thousands of pounds)	J	13,313	1,583	14,896
Zinc (in thousands of pounds)	K	2,133	4,244	6,377
Other (in thousands of pounds)	L	108	3,794	3,902
Average production cost ($/unit)
Silver	B/G*A/H	$5.42	$5.65	$5.71
Gold	C/G*A/I	$383	$-	$417
Lead	D/G*A/J	$0.44	$0.65	$0.48
Zinc	E/G*A/K	$0.46	$0.66	$0.49
Other	F/G*A/L	$0.48	$-	$0.02

Three months ended June 30, 2017
		Ying Mining
		District	GC	Total
Cost of slaes		$14,123	$5,569	$19,692
Less: mineral resources tax		(873)	(238)	(1,111)
Production costs expensed in cost of sales	A	13,250	5,331	18,581
Metals revenue ( in thousands of US$)
Silver	B	18,204	1,979	20,183
Gold	C	959	-	959
Lead	D	11,647	1,801	13,448
Zinc	E	739	3,942	4,681
Other	F	208	218	426
	G	31,757	7,940	39,697
Metals sold
Silver (in thousands of ounces)	H	1,324	189	1,513
Gold (in thousands of ounces)	I	0.9	-	0.9
Lead (in thousands of pounds)	J	13,765	2,147	15,912
Zinc (in thousands of pounds)	K	755	4,244	4,999
Other (in thousands of pounds)	L	254	7,902	8,156
Average production cost ($/unit)
Silver	B/G*A/H	$5.74	$7.03	$6.24
Gold	C/G*A/I	$445	$-	$499
Lead	D/G*A/J	$0.35	$0.56	$0.40
Zinc	E/G*A/K	$0.41	$0.62	$0.44
Other	F/G*A/L	$0.34	$0.02	$0.02

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d) Production Costs per Tonne

Three months ended June 30, 2018		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$15,336	$4,938	$-	$20,274
Less: mineral resources tax		(1,004)	(245)	-	(1,249)
Less: stockpile and concentrate inventory - Beginning		(5,353)	(340)	(891)	(6,584)
Add: stockpile and concentrate inventory - Ending		7,761	619	846	9,226
Adjustment for foreign exchange movement		(67)	(2)	45	(24)
Total production costs		$16,673	$4,970	$-	$21,643
Non-cash mining costs	A	4,087	627	-	4,714
Non-cash milling costs	B	358	219	-	577
Total non-cash production costs		$4,445	$846	$-	$5,291
Cash mining costs	C	9,951	2,941	-	12,892
Shipping costs	D	671	-	-	671
Cash milling costs	E	1,606	1,183	-	2,789
Total cash production costs		$12,228	$4,124	$-	$16,352
Ore mined ('000s)	F	156.730	79.967	-	236.697
Ore shipped ('000s)	G	155.530	79.967	-	235.498
Ore milled ('000s)	H	155.929	81.811	-	237.740
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	26.08	7.84	-	19.92
Non-cash milling costs ($/tonne)	J=B/H	2.30	2.68	-	2.43
Non-cash production costs ($/tonne)	K=I+J	$28.38	$10.52	$-	$22.35
Cash mining costs ($/tonne)	L=C/F	63.49	36.78	-	54.47
Shipping costs ($/tonne)	M=D/G	4.31	-	-	2.85
Cash milling costs ($/tonne)	N=E/H	10.30	14.46	-	11.73
Cash production costs ($/tonne)	0=L+M+N	$78.10	$51.24	$-	$69.05
Total production costs ($/tonne)	P=K+O	$106.48	$61.76	$-	$91.40

Three months ended June 30, 2017		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$14,123	$5,569	$-	$19,692
Less: mineral resources tax		(873)	(238)	-	(1,111)
Less: stockpile and concentrate inventory - Beginning		(3,514)	(1,358)	(814)	(5,686)
Add: stockpile and concentrate inventory - Ending		4,943	294	826	6,063
Adjustment for foreign exchange movement		(87)	90	(12)	(9)
Total production costs		$14,592	$4,357	$-	$18,949
Non-cash mining costs	A	3,512	505	-	4,017
Non-cash milling costs	B	335	206	-	541
Total non-cash production costs		$3,847	$711	$-	$4,558
Cash mining costs	C	8,787	2,543	-	11,330
Shipping costs	D	627	-	-	627
Cash milling costs	E	1,331	1,103	-	2,434
Total cash production costs		$10,745	$3,646	$-	$14,391
Ore mined ('000s)	F	160.408	64.865	-	225.273
Ore shipped ('000s)	G	153.819	64.865	-	218.684
Ore milled ('000s)	H	164.959	65.944	-	230.903
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	21.89	7.79	-	17.83
Non-cash milling costs ($/tonne)	J=B/H	2.03	3.12	-	2.34
Non-cash production costs ($/tonne)	K=I+J	$23.92	$10.91	$-	$20.17
Cash mining costs ($/tonne)	L=C/F	54.78	39.20	-	50.29
Shipping costs ($/tonne)	M=D/G	4.08	-	-	2.87
Cash milling costs ($/tonne)	N=E/H	8.07	16.73	-	10.54
Cash production costs ($/tonne)	0=L+M+N	$66.93	$55.93	$-	$63.70
Total production costs ($/tonne)	P=K+O	$90.85	$66.84	$-	$83.87

11. Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

available. The Company’s critical accounting policies and estimates are described in Note 2 of the unaudited condensed consolidated financial statements as of and ended June 30, 2017, as well as the audited consolidated financial statements for the year ended March 31, 2017.

(i) Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex engineering and geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with engineering and geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;

  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

  Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii) Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is determined as the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or CGUs. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

12. New Accounting Standards

(a) Adoption of new accounting standards

IFRS 9 (2014) – Financial Instruments (amended 2014)

On April 1, 2018, the Company adopted, retrospectively without restatement, IFRS 9 – Financial Instruments, the final version issued in 2014 by IASB (“IFRS 9 2014”). As the Company has applied IFRS 9 (2010) effective April 1, 2011, the adoption of IFRS 9 (2014) has no impact on the classification or the carrying value of the Company’s financial instruments. IFRS 9 (2014) introduced a single expected credit loss impairment model for the financial assets measured at amortized cost and for debt instrument at fair value through other comprehensive income, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements. IFRS 9 (2014) change the requirements for hedge effectiveness and consequently for the application of hedge accounting. As the Company does not apply hedge accounting, the adoption of IFRS 9 (2014) with regards to hedge accounting did not impact the Company or its accounting policies.

IFRS 15 – Revenue from contracts with customers

The Company adopted IFRS 15 – Revenue from contracts with customers (IFRS 15), using the modified retrospective approach, on April 1, 2018, and the adoption of IFRS 15 has no cumulative impact on its opening retained earnings as at April 1, 2018. IFRS 15 introduces a revenue recognition model under which an entity recognizes revenue to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 also introduces the concept of performance obligations that are defined as “distinct” promised goods or services, and requires entities to apportion revenue earned to the distinct performance obligation on a relative standalone selling price basis. The company reviewed its revenue streams and underly contracts with customers and determined that the adoption of IFRS 15 has no impact on the Company’s financial statements.

Other narrow scope amendments

The Company has adopted IFRIC interpretation 22 – Foreign currency transaction and advanced consideration, and narrow scope amendments to IFRS 2 – Share-based payment, which did not have a material impact on the Company’s financial statements.

(b) Accounting standards not yet effective IFRS 16 – Lease

IFRS 16 – Leases (“IFRS 16”) was issued by the IASB and will replace Leases (“IAS 17”) and

Determining whether an arrangement contains a lease (“IFRIC 4”). IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company anticipates that the application of IFRS 16 will result in an increase in the recognition of right of use assets and lease liabilities related to leases with terms greater than 12 months on the Consolidated Statements of Financial Position on April 1, 2019. IFRS 16 will

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

further result in increased depreciation and amortization on these rights of use assets and increased interest on these additional lease liabilities. These lease payments will be recorded as financing outflows on the Consolidated Statements of Cash Flows. The Company expects to identify and collect data relating to existing lease agreements during Fiscal 2019.

13. Other MD&A Requirements

Additional information relating to the Company: (a) may be found on SEDAR at www.sedar.com;

(b) may be found at the Company’s web-site www.silvercorpmetals.com; (c) may be found in the Company’s Annual Information Form; and,

(d) is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2018.

14. Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding: (a) Share Capital Authorized - unlimited number of common shares without par value

Issued and outstanding – 167,879,612 common shares with a recorded value of $229.8 million Shares subject to escrow or pooling agreements - $nil (b) Options As at the date of this report, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
30,000	5.58	2/24/2020
143,000	4.34	9/18/2019
840,000	3.63	1/18/2020
255,437	3.41	9/12/2018
1,010,000	3.36	10/2/2020
1,032,500	3.23	3/12/2021
118,500	2.98	1/21/2019
221,168	1.75	5/29/2019
340,000	1.76	10/14/2019
1,260,934	1.43	6/2/2020
1,800,754	0.66	12/31/2018
7,052,293

15. Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2018. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

  Metal Price Risk

The Company’s sales prices for lead and zinc pounds are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the project. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

  Permits and licenses

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

  Title to properties

With respect to the Company’s Chinese properties, while the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties in

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

China have not been surveyed, and the precise location and extent thereof may be in doubt.

  Operations and political conditions

All the properties in which the Company has an interest are located in China, which has different regulatory and legal standards than those in North America. Even when the Company’s mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits.

All the Company’s operations are located in China. These operations are subject to the risks normally associated with conducting business in China. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

  Regulatory environment in China

The Company conducts operations in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

  Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China.

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries including China is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entail uncertain costs.

  Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

(i) environmental hazards;

(ii) discharge of pollutants or hazardous chemicals;

(iii) industrial accidents;

(iv) failure of processing and mining equipment;

(v) labour disputes;

(vi) supply problems and delays;

(vii) encountering unusual or unexpected geologic formations or other geological or grade problems;

(viii)encountering unanticipated ground or water conditions;

(ix) cave-ins, pit wall failures, flooding, rock bursts and fire;

(x) periodic interruptions due to inclement or hazardous weather conditions;

(xi) equipment breakdown;

(xii) other unanticipated difficulties or interruptions in development, construction or production; and

(xiii)other acts of God or unfavourable operating conditions.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

16. Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at June 30, 2018, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

17. Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

18. Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer

Yikang Liu, Director	Derek Liu, Chief Financial Officer

Paul Simpson, Director	Lorne Waldman, Senior Vice President

David Kong, Director

Marina A. Katusa, Director

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resource of the Company, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to,

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour costs;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Management’s Discussion and Analysis	Page 29